Exhibit 99.2

NEWS RELEASE
OTCQB: CPPXF

CONTINENTAL ANNOUNCES 2014 AGM RESULTS

Vancouver, B.C., Canada - December 10, 2014 - Continental Energy Corporation (OTCQB: CPPXF, the “Company”) an emerging international energy company, today announced that at its Annual General Meeting (“AGM”) held on December 5, 2014 in Vancouver, four resolutions brought before the meeting were approved including the following.

  Number of Directors: The Shareholders approved fixing the number of Directors at four (4) for the forthcoming year.

  Election of Directors: Richard L. McAdoo, Robert V. Rudman, and Phillip B. Garrison were re- elected as Directors of the Company for the ensuing year. In addition, a new nominee, Mr. John Tate was elected to the Board of Directors.

  Appointment and Remuneration of Auditor: Dale, Matheson, Carr-Hill & Labonte LLP were reappointed as auditors of the Company for the ensuing year-end and the Directors were authorized to fix their remuneration.

  Sale of Norwegian Subsidiary: Pursuant to a sale and purchase agreement dated September 15, 2014 between the Company and Visionaire Invest AS, the Company agreed to sell its 51% interest in Visionaire Energy AS effective June 30, 2014 on the terms and subject to the conditions set forth in the sale and purchase agreement, including the condition that such sale and purchase transaction shall be subject to the approval of the Company’s shareholders. As a special resolution, the shareholders approved the sale of the Company’s Norwegian subsidiary and the sale was closed immediately following the approval.

On behalf of the Company,
Robert V. Rudman, CFO

Source: Continental Energy Corporation
Media Contacts: Robert Rudman, CFO, 561-779-9202, rrudman@continentalenergy.com
Further Info: www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.